UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

April 20, 2007

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda
President & CEO
Head Office:	1-5-5 Otemachi,
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1 st Sec., OSE 1 st Sec.)

Announcement Regarding Dissolution of Subsidiary

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that its Board of Directors resolved on April 20, 2007 to dissolve MHFG’s subsidiary, Mizuho Preferred Capital (Cayman) 2 Limited, as described below.

(Remarks)

1. Name and Outline of the subsidiary to be dissolved and the scheduled date of dissolution

Company Name:	Mizuho Preferred Capital (Cayman) 2 Limited

Location:	P. O. Box 309GT, Ugland house, South Church Street,

George Town, Grand Cayman, Cayman Islands

Representative:	Naomi Harada

Business:	Issuance of preferred securities and making subordinated loans

Date of Establishment:	January 2002

Capital:	3,500 million Japanese Yen

Scheduled Date of Dissolution:	Liquidation is expected to be completed by the end of March 2008.

2. Reason for dissolution

The Board of Directors of MHFG decided to redeem preferred securities issued by the subsidiary in full in June 2007.

3. Effects on profits and losses

This decision will have no effect on the earning estimates for the fiscal year ended March 31,2007 (consolidated and non-consolidated) of MHFG.

Contact:	Mizuho Financial Group, Inc.,
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to the dissolution of a subsidiary and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.